Exhibit 99.4

STOCK PURCHASE AGREEMENT

This Letter dated August 8, 2019. once fully executed and delivered, constitutes an agreement (the “Agreement”) of YIMIN JIN (the “Purchaser”) to purchase from Zhong Hui Holding Limited (“Seller”), and of Seller to sell to the Purchaser. 1,740,000 ordinary shares (“Ordinary Shares”), par value $0.0001, of TMSR Holding Company Limited, a Nevada company (the “Company”) stock as indicated in Section 1 below, which the Seller presently owns.

The terms and conditions of this Agreement are as follows:

1.	Sale of the Company’s Ordinary Shares.

a.	In consideration of $2,001,000 (the “Purchase Price”), Seller agrees to sell, and the Purchaser agree to purchase 1,740,000 Ordinary Shares (the “Shares”).

b.	Following due execution of this Agreement,

c.	The Seller shall deliver the stock power representing the Shares, with all of the fees, instructions and signatures required to transfer the Shares to the Purchaser, to the Company’s transfer agent Continental Stock Transfer and Trust located at 1 State Street 30th Floor, New York, NY 10004-1561. In the instructions, Seller shall instinct the Company’s transfer agent to cancel the Sellers’ certificate representing the Shares and reissue the Shares in the names of the Purchaser and to the Purchaser as follows:

Purchaser’s Name	Amount of Shares to be Transferred	Mailing Address
YIMIN JIN	1,740,000	ED VILLA DE MER BL 4 FL 7 D, 1161 RUA PEROLA ORIENTAL, MACAO

d.	The Closing of the transactions contemplated by this Agreement shall be deemed to have occurred upon the completion of book entry reflecting the Shares to the Purchaser.

2.	Purchaser represents and warrants to Seller as follows:

a.	Purchaser has the full power and authority to enter into this Agreement and to carry out its obligations hereunder.

b.	This Agreement has been duly executed and delivered by Purchaser and creates a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

c.	The Purchaser is buying the Shares solely for its own account, for investment and not with a view to resale in connection with a distribution thereof.

d.	The Purchaser agrees to hold harmless Seller from any losses Purchaser may sustain from any resale or disposition of the Shares.

e.	The execution and delivery of this Agreement and the consummation of the transactions contemplated herein will not conflict with or violate any law, regulation, court order, judgment or decree applicable to Purchaser or any agreement to which Purchaser is a party, or, in the case of any such law, regulation, court order, judgment, decree or agreement, by which the property of Purchaser is bound or affected.

f.	The Purchaser has such knowledge, business and investment experience that Purchaser is fully capable of understanding the merits and risks associated with an investment in the Shares.

g.	The representations made in this Agreement by Purchaser are deemed to be remade as of the Closing.

3.	Seller represents and warrants to the Purchaser as follows:

a.	Seller has the full power and authority to enter into this Agreement and to carry out its obligations hereunder.

b.	Seller is the beneficial and record owner of the Shares and has good and marketable (except for applicable securities law restrictions) title to the Shares, free and clear of all liens, claims, charges, security interests, and encumbrances of any kind or nature. Seller further represents that the Shares are restricted.

c.	This Agreement has been duly executed and delivered by Seller and is the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

d.	The Seller releases and forgoes claim to any and all profits and gains on the Shares incurred after the Closing.

e.	The Seller understands that Purchaser is relying upon the truth and accuracy of, and the Seller’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Seller set forth herein and the Seller acknowledges that it is not relying on any representation or warranty by Purchaser except as expressly set forth in section 2.

f.	The representations made in this Agreement by Seller are deemed to be remade as of the Closing.

4.	Indemnification by the Purchaser: The Purchaser agrees to indemnify, defend and hold harmless Seller against and in respect of any loss, damage, deficiency, cost or expense (including without limitation reasonable attorneys’ fees) resulting from any breach by Purchaser of any of the representations, warranties, covenants or agreements of Purchaser contained in this Agreement.

5.	Indemnification by the Seller: Seller agrees to indemnify, defend and hold harmless the Purchaser against and in respect of any loss, damage, deficiency, cost or expense (including without limitation reasonable attorneys’ fees) resulting from any breach by Seller of any of the representations, warranties, covenants or agreements of Seller contained in this Agreement.

6.	Jurisdiction and Venue; Choice of Law; Waiver of Jury Trial; Attorneys’ Fees: The sole and exclusive jurisdiction and venue for any action or proceeding arising from or relating to this Agreement shall be the federal and state courts located in the City and County of New York, State of New York, and all parties hereto consent to the jurisdiction of such courts. This Agreement shall be deemed to have been executed and delivered within the State of New York, and any disputes arising from or relating to this Agreement shall be governed by the laws of the State of New York. All parties hereto agree that they irrevocably waive their right to a trial by jury in any action or proceeding arising from or relating to this Agreement. If any action or proceeding is brought by any party arising from or relating to this Agreement or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys’ fees to be fixed by the arbitrator, trial court, and or appellate court if such party substantially prevails on all the issues in dispute. All questions as to the interpretation and effect of this Agreement shall be determined under the laws of the State of New York.

7.	Survival: The representations and warranties contained herein shall survive the closing date for a period of one (1) year, except for Section 3 (b) which will last indefinitely.

8.	Notice: Any notices required or permitted to be given under the terms of this Agreement shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile and shall be effective five days after being placed in the mail, if mailed by regular United States mail, or upon receipt, if delivered personally or by courier (including a recognized overnight delivery service) or by facsimile, in each case addressed to a Party.

9.	Counterparts: This Agreement may be executed by facsimile or scanned document via email in two or more counterparts, each of which shall be deemed an original and together shall constitute one and the same Agreement.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement is executed the day and year first above written.

PURCHASER

By:	/s/ Yimin Jin
Name:	YIMIN JIN

SELLER

By:	/s/ Dong Jiang
Name:	Dong Jiang
Title:	authorized representative

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